Nova Energy, Inc.

2050 Russet Way

Ste. 190

Carson City, NV 89703

775-720-9411 (Phone)

253-679-8800 (Fax)

novaenergy@shaw.ca

February 18, 2009

US Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: John Lucas

Re:

Nova Energy, Inc.

Amendment 3 to Registration Statement on Form 10

Filed December 4, 2008

File # 0-27693

Dear Mr. Lucas:

I am responding to your letter dated December 31, 2008, regarding the above-referenced filing for Nova Energy, Inc. I have taken under advisement your comments and suggestions and accordingly, have submitted an Amended Form 10 registration in order to register securities issued by Nova Energy, Inc

General

1.

Provide complete responses and, where disclosure had changed, indicate precisely where we will find your responsive changes in the marked version of the amendment you file. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make additional revisions as appropriate.

RESPONSE: We have applied all changes in response to comments throughout the document where we identified that they were applicable whether or not identified in the comments.

2.

Your filing includes a large number of inconsistencies, as well as text that does not appear to apply to the filing. Please carefully review the document to eliminate all such inconsistencies and to ensure that the disclosure is both accurate and complete. For example, you suggest on the cover page that the “Exchange” on which your stock is to be registered is the OTCBB. At page 5, you refer to “this annual report” and your “intended exploration opportunities with REO Energy, despite making clear at page 4 that your “recent endeavor with REO Energy was unsuccessful.” Lastly, you incorrectly refer to “voluntarily” filing with the Commission, and suggest that your failure to file required Exchange Act reports between 2002 and 2006 is due to your lack of information at the time; but this is inconsistent with your claim that Mr. Bodard has been your sole officer and director since December 2002. Provide a comprehensive response, and make clear precisely where you have made changes in response to each item of this comment. We may have additional comments.

RESPONSE:

- The cover page has been amended.

- The reference to “this annual report” on page 5 has been corrected to read “this registration”.

- The references to REO Energy have been clarified on page 5.

- We have deleted all references to having “voluntarily” filing reports with the Commission.

- I assumed the Presidency of the company on December 31, 2002.  I attempted to obtain the necessary information from the company’s prior management in order to continue to file timely quarterly and annual reports with the SEC. Despite my efforts, I was unable to do so. Though we had no business activity from the time I became President, I began posting reports on www.pinksheets.com in October 2005.  For the company to have continued to file quarterly and annual reports with the SEC without accurate and verifiable pre-December 31, 2002 financial and business activity information, would have resulted in incomplete and misleading filings.

I believe that the confusion is a result of my inadvertently using the word “filing” instead of “posting”.  I have amended the registration where inappropriate by replacing any reference to “filing” with the phrase, “posting on www.pinksheets.com.”

3.

Explain to us how you have considered the disclosure requirements of Industry Guide 2.

RESPONSE: We believe that the applicable provisions in Industry Guide 2 were addressed by the auditors in the amended year-end financial statement including the production data as required by Statement of Financial Accounting Standards (SFAS) No. 69.

Description of Business

Business Development, page 3

4.

We remind you that once your registration statement became effective by operation of law in October, you became obligated to file periodic reports pursuant to Section 13(a) of the Securities Exchange Act of 1934. See Compliance and Disclosure Interpretations Question 116.02 at www.sec.gov/divisions/corpfin/guidance/exchangeactsections-interps.htm. Please revise to clarify, and also eliminate to suggestion that you “voluntarily” filed or that the filings you make provide “transparency.”

RESPONSE:  Any references with respect to “voluntarily” or “transparency” have been eliminated under the “Business Development” heading and elsewhere in the filing.

Risk Factors, page 5

5.

We reissue prior comments 14 and 15 from our comment letter dated November 7, 2008. Additionally, it is inappropriate to include language that suggests that you have taken steps to mitigate or reduce the risk, as you have done under the captions “Resources properties are subject to risks” and “Title to oil and gas properties.” This language may appear elsewhere in your document, if appropriate.

RESPONSE:  In accordance with your comment, references to “mitigate or reduce risks” has been stricken in the filing.

Management’s Discussion and Analysis, page 10

6.

We note your response to our prior comment number 25 concerning your disclosure of off-balance sheet arrangements. Although you include excerpted language from the definition of off-balance sheet arrangements provided by Item 303(a)(4) of Regulation S-K, the definition is incomplete as disclosed. Please amend your filing to include, under a separate captioned section, a statement as to whether the company is party to any off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

RESPONSE: The following caption has been inserted:

“Off-Balance Sheet Arrangements

As management understands the definition of Item 303(a)(4) of Regulation S-K, we are not a party to any off-balance sheet arrangements.”

Executive Compensation, page 12

7.

Notwithstanding the tabular entry showing $5,000, it appears that the amount of salary deferred would be $60,000 per year. Please revise or advise.

RESPONSE: This has been amended to reflect that the President receives $60,000 per year in deferred salary.

8.

We note your statement that Mr. Bodard does not receive any annual compensation for acting as a director. Please revise to state whether Mr. Bodard receives any compensation for serving in this role.

RESPONSE: This has been revised to state that Mr. Bodard does not receive any compensation for serving as a director of the company.

Financial Statements

Statement of Operations, page F-4

9.

We note you have amended your filing to address our prior comment number 38. However, it appears that you continue to disclose a pre-split weighted average number of shares in your Statements of Operations for the fiscal year ended June 30, 2007. Please amend your filing to retroactively restate your weighted average shares for the fiscal year ended June 30, 2007 in accordance with SFAS 128, par. 54.

RESPONSE:  We have restated the weighted average shares outstanding at June 30, 2007 to reflect the reverse stock split on a retroactive basis. We have also restated the loss per share for all periods presented to reflect the reverse stock split.

10.

We note your response to our prior comment number 37 regarding the $506,589 loss on sale of assets reflected in your Statement of Operations. Although you have provided us with a narrative discussion and the details of your calculation of the loss, amended disclosure has not been made to your footnotes to the financial statements. Please provide this additional disclosure in your amended filing.

RESPONSE:  We have added note 9 to describe the sale of the assets and related loss.

11.

Separately, we note that you have not addressed why the $506,569 loss does not appear as a reconciling item in the operating section in your Statement of Cash Flow nor do you explain why you continue to include the $675,000 as an investing cash inflow. Based on the journal entries provided in your response, it appears that the $675,000 does not represent cash inflow from the sale transaction, but rather the book value of your former investment in the Inglish wells. Additionally, as the $506,569 loss on sale in a non-cash item that impacts net loss, it should be reflected as a reconciling item in determining your cash from operations in accordance with SFAS95. Please amend your filing for these items to correctly present your cash flow activity for the year ended June 30, 2008.

RESPONSE:  We have corrected the Statement of Cash Flows to properly reflect non cash financing activities and to record the loss on the sale of assets as a reconciling item in the determination of cash flows from operating activities.

Statements of Stockholders’ Equity, page F-5

12.

We note that you have amended your Statement of Stockholders’ Equity to include separate line items to reflect the effects of the May 12, 2005 stock split and the April 22. 2008 reverse stock split. Please note that stock split transactions should be reflected retroactively in the financial statements. See SFAS 128, par. 54.

RESPONSE: We have restated the Statements of Stockholders’ Equity to reflect the reverse stock split on a retroactive basis.

13.

As currently reported in your financial statements, the May 12, 2005 stock split results in a net decrease in your total equity. Stock split should neither increase nor decrease equity. Review your presentation and revise as needed.

RESPONSE: We have corrected the Statements of Stockholders’ Equity to properly reflect the effect of reverse stock splits on the total equity.

14.

We note your response to our prior comment number 39 related to your disclosures of significant equity transactions at Note 7. Although your amended disclosure includes the journal entries recorded for these transactions, you have not complied with our request for expanded disclosure that explains how your accounting reflects the economic substance of these transactions. Please amend your filing to include disclosure which provides detail sufficient to explain how these entries fairly reflect the economic substance of the arrangements.

RESPONSE: We have expanded Note 7 to discuss the economic substance of the stock issuances.

Notes to Audited Financial Statements, page F-7

General

15.

Your disclosures of critical accounting policies at pages 10 and 11 and your accounting policy note in the financial statements at page F-7 include references to apparently incorrect or superseded accounting literature. Examples of these references in your disclosures include:

•

Incorrect referenced to Statement of Position 98-7 on page 10

•

Reference to superseded literature, APB No. 25 and SFAS No. 123 on page 11

•

Reference to superseded literature, SFAS No. 121 on page F-7

Please amend your filing to include appropriate references to current and relevant accounting literature and revisit your accounting policy notes to ensure that you have made appropriate citations of authoritative guidance throughout your Form 10.

RESPONSE:  We have corrected the reference to SFAS No. 121 in the Notes to the Audited Financial Statements.

16.

Please disclose your accounting policies for oil and gas producing activities.

RESPONSE:  We have added the disclosure of our accounting policies for oil and gas producing activities to Note 1.

17.

Please provide disclosures of your oil and gas producing activities as required under paragraphs 10 through 34 of SFAS 69.

RESPONSE:  We have added Note 10 to provide the additional disclosures required under SFAS 69.

Note 5 – Related Party Transactions, page F-10

18.

We note your response to our prior comment number 40, and although you have provided details of the terms of the convertible promissory notes in your response, you have not included this expanded disclosure in the amended filing. Please include these disclosures.

RESPONSE:  We have revised note 5 to provide the additional details of the convertible promissory notes.

Form 10-Q for the quarterly period ended September 30, 2008

Statements of Stockholders’ Equity, page 6

19.

Please address the following points regarding your Statement of Stockholders’ Equity:

•

You do not present equity transactions for all periods from inception-to-date, contrary to the guidance in paragraph 11(c) for SFAS 7. Please amend your Statement of Stockholders’ Equity to include all periods since inception.

•

You included equity balances at the end of various quarterly interim periods, which is inconsistent with reporting interim financial statements. Please amend your statement to include balances as of the end of the annual and interim balance sheet dates presented only.

RESPONSE: We have restated the Statement of Stockholders’ Equity to conform to the revisions made to the June 30, 2008 audited financial statements.

Item 3. Controls and Procedures, page 15

20.

Your disclosure at Item 3 should discuss any change in internal control over financial reporting that occurred during the fiscal quarter, rather than subsequent to your evaluation, also providing the assertion relative to changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please revise to provide disclosures that comply with Item 308(c) of Regulation S-K as of September 30, 2008.

RESPONSE: We acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your patient consideration.

Sincerely,

/s/ Daymon Bodard

Daymon Bodard

President of Nova

Energy, Inc.

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